August 25, 2015
VIA EDGAR
Mr. Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3030

Re:	Keysight Technologies, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2014
Filed December 22, 2014
File No. 001-36334

Dear Mr. James:

This letter responds to the letter (the “Comment Letter”) dated August 13, 2015 including the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended October 31, 2014 of Keysight Technologies, Inc. (the “Company”).  For the convenience of the Staff, we have included in bold text the Staff’s comments with our responses.
Form 10-K for the Fiscal Year Ended October, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 39

1.	In future filings, briefly describe the funding strategies you use to manage your cash in an effort to ensure that your worldwide cash is available in the locations in which it is needed.

Response: In future filings, we will briefly describe the funding strategies we use to manage our cash in an effort to ensure our worldwide cash is available in the locations in which it is needed. In our next filing, we intend to revise our disclosure as follows (additional disclosure underscored):

“We utilize a variety of funding strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed. All significant international locations have access to internal funding through an offshore cashpool for working capital needs, in addition to temporary local overdraft and short-term working capital lines of credit.”

Contractual Commitments, page 40

2.
We note that you decided to disaggregate your contractual obligation table into two tables. One is shown for contractual obligations recorded on your balance sheet and the other is for those contractual obligations that are not recorded on your balance sheet. In future filings when you present the information required by Item 303(a)(5) of Regulation S-K in this way, please provide a brief discussion before the tables to explain your disaggregation. It should be clear to a reader that the required information is presented in two separate tables.

Response: In future filings, we will revise our presentation to aggregate our contractual payment obligations into one table.

Mr. Martin James
Securities and Exchange Commission
August 25, 2015

3.
We note that you do not provide a column in either of your tables for the total amount of each of the contractual obligations. In future filings please include a total column as required by Item 303(a)(5)(i) of Regulation S-K.

Response: In future filings, we will include a total column in the contractual obligations table.

4.
We note that you have a long-term liability for retirement and post-retirement benefits of $213 million as of October 31, 2014. Please tell us why you did not include this amount in your table of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Response: While we do not include the $213 million long-term liability in the table, we do include an estimate of our fiscal year 2015 contributions to fund our liability under the retirement plans and disclose that it is not practical to estimate contributions beyond fiscal 2015. In future filings, we will also include the following disclosure related to our liability for benefit payments:
“We also have benefit payments due under our defined benefit retirement plans and post-retirement benefit plan that are not required to be funded in advance, but are paid in the same period that benefits are provided. See Item 8-Financial Statements and Supplementary Data, Note 15-Retirement Plans and Postretirement Pension Plans, for additional information.”
Item 8. Financial Statements
Report of Independent Registered Public Accounting Firm, page 44

5.	In future filings please include a report of your Independent Registered Public Accounting firm which indicates the city and state where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.
Response: In future filings we will include the city and state where the Report of Independent Registered Public Accounting Firm was issued.
Note 1. Overview and Summary of Significant Accounting Policies, page 50

6.
We note the risk factor on page 18 regarding the approval process of international cash transfers. Please tell us how you have considered the disclosure requirements of Rule 4-08(e)(3) of Regulation S-X.

Response: Our restricted net assets do not exceed 25 percent of our consolidated net assets at October 31, 2014; therefore, the disclosures under Rule 4-08(e)(3) are not required.
The risk factor on page 18 includes the risk that internal cash transfers may be delayed due to sometimes lengthy approval processes required by foreign governments. While cash transfers may be delayed, this is not a material risk for us. In future filings, we will revise the risk factor as follows to remove references to this risk as well as remove unnecessary wording (deleted language scored, additional language underscored):
“Although the cash generated in the United States from our operations~~,~~ including any cash and non-permanently invested earnings repatriated to the United States, is expected to cover our normal operating requirements and debt service requirements, a substantial amount of additional cash may be required for special purposes such as the maturity of our current and future debt obligations, any dividends that may be declared, any future stock repurchase programs and any acquisitions. If we encounter a significant need for liquidity domestically ~~or at a particular location~~ that we cannot fulfill through borrowings, equity offerings or

Mr. Martin James
Securities and Exchange Commission
August 25, 2015

other internal or external sources, the transfer of cash into the United States may incur an overall tax rate higher than our tax rates have been in the past and negatively impact after-tax earnings. ~~These adverse consequences would occur, for example, if the transfer of cash into the United States is taxed and no foreign tax credit is available to offset the U.S. tax liability, resulting in higher taxes. Foreign exchange ceilings imposed by local governments and the sometimes lengthy approval processes that foreign governments require for international cash transfers may delay our internal cash transfers from time to time. These factors may cause us to have an overall tax rate higher than our tax rates have been in the past. Our business, operating results, financial condition and strategic initiatives could be adversely impacted if we are unable to address our U.S. cash requirements through the efficient and timely repatriations of overseas cash or other sources of cash obtained at a cost and on other terms acceptable to us.~~”
Note 5. Income Taxes, page 62

7.
We note from you tax rate reconciliation schedule on page 64, that you repatriated foreign earnings in 2012, 2013, and 2014. On page 65, you disclose that in 2012, you assessed your forecasted cash needs and the overall financial position of your foreign subsidiaries and determined that a portion of previously permanently reinvested earnings would no longer be reinvested overseas. Please tell us about the circumstances that caused you to change your assertion in each period and about your application of FASB ASC 740-30-25-17, including the evidence you had to support your original assertion.

Response: Agilent Technologies, Inc. ("Agilent") separated into two publicly-traded companies, one comprised of the life sciences, diagnostics and chemical analysis businesses that retained the Agilent name and the other comprised of the electronic measurement business, Keysight Technologies, Inc.  ("Keysight") on November 1, 2014 through a pro rata distribution of Keysight shares to Agilent shareholders that is intended to be tax-free for U.S. federal income tax purposes. Keysight’s stand-alone financial statements prior to November 1, 2014 were derived from Agilent’s consolidated financial statements and accounting records.
Agilent repatriated foreign earnings in 2012, 2013 and 2014, but the earnings that Agilent repatriated in 2013 and 2014 were not related to a change in assertion as they were a repatriation of earnings in jurisdictions which were not previously asserted. The 2012 change in assertion related to earnings of Agilent Mauritius Limited and Agilent Technologies Singapore Intl Pte. Limited that were previously asserted as permanently reinvested. In 2012, a distribution of approximately $420 million was made from Agilent Technologies Mauritius Limited and Agilent Technologies Singapore Intl Pte. Limited as part of an overall distribution in order to eliminate an Earnings and Profit deficit in another foreign subsidiary. However, this was considered a non-recurring distribution and Agilent had the intent and the ability to permanently reinvest the remaining cumulative foreign earnings overseas.
As part of its standard practice, Agilent documented its 2012 APB 23 assertion. As part of this assertion, Agilent expected that its generation of permanently reinvested earnings would provide sufficient source of funds for Agilent’s expected cash flow needs outside the U.S. Agilent could support the permanent reinvestment assertion since it did not require the distribution of non-U.S. funds to support the U.S. operations. To fund its U.S. operations, Agilent had four significant sources of cash: trade receivables, intercompany receivables, cash from option exercises, and proceeds from the issuance of debt.

Mr. Martin James
Securities and Exchange Commission
August 25, 2015

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at 707-577-6262.

Sincerely,

/s/ Neil Dougherty Neil Dougherty Senior Vice President and Chief Financial Officer

cc:    Gary Newberry
Kate Tillan

Stephen Williams
Jeffrey Li
John Skinner
Lisa Danner